Wessex House, 5th Floor 45 Reid Street Hamilton HM 12 Bermuda 441-278-9250 441-278-9255 fax

July 28, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C.  20549

Re:                             Arch Capital Group Ltd.

Form 10-K for the Year Ended December 31, 2010

Filed February 28, 2011

File No. 001-16209

Dear Mr. Rosenberg:

We are responding to your letter dated July 19, 2011 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the annual report on Form 10-K of Arch Capital Group Ltd. (the “Company”) for the year ended December 31, 2010. Where appropriate, we have indicated in our individual responses to the comments what our disclosures will look like and have indicated the annual or quarterly filing, as applicable, in which we intend to include such disclosures. For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.

In addition, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John C.R. Hele
John C.R. Hele
Executive Vice President, Chief
Financial Officer and Treasurer

Notes to Consolidated Financial Statements

7. Investment Information

Investment Funds Accounted For Using the Equity Method, page 164

1.              You state that due to the ownership structure of these investment funds, which invest in fixed maturity securities, the Company uses the equity method. Please address the following:

•                  Please provide us proposed disclosure to be included in future periodic filings to clarify what the ownership interest is that is causing equity method accounting, and if applicable, your ownership percentages.

The Company’s ownership interest in the investment funds accounted for using the equity method ranged from approximately 1% to 44%. The Company did not have a controlling interest and was not the primary beneficiary in any of these investment funds and, as such, applied the equity method. The Company intends to revise its 2011 Form 10-K disclosures to incorporate the additional information requested. For illustrative purposes, the Company has adjusted its 2010 Form 10-K disclosure as follows (revised disclosures are underlined):

The Company recorded $61.4 million of equity in net income for 2010 related to investment funds accounted for using the equity method, compared to $167.8 million of equity in net income for 2009. Due to the ownership structure of these investment funds (e.g., limited partnership), which invest in fixed maturity securities, the Company uses the equity method where it does not have a controlling interest and is not the primary beneficiary. In applying the equity method, these investments are initially recorded at cost and are subsequently adjusted based on the Company’s proportionate share of the net income or loss of the funds (which include changes in the market value of the underlying securities in the funds). Such investments are generally recorded on a one month lag with some investments reported for on a three month lag based on the availability of reports from the investment funds. Changes in the carrying value of such investments are recorded in net income as “Equity in net income (loss) of investment funds accounted for using the equity method” while changes in the carrying value of the Company’s other fixed income investments are recorded as an unrealized gain or loss component of accumulated other comprehensive income in shareholders’ equity. As such, fluctuations in the carrying value of the investment funds accounted for using the equity method may increase the volatility of the Company’s reported results of operations. Investment funds accounted for using the equity method totaled $434.6 million at December 31, 2010, compared to $391.9 million at December 31, 2009. The Company’s investment commitments, which are primarily related to investment funds accounted for using the equity method were approximately $95.5 million at December 31, 2010.

•                  Tell us why your equity in net income (loss) of investment funds accounted for using the equity method in comparison to net income (loss) of the investment funds is disproportionately high in 2008 in comparison to 2010 and 2009. For example, in 2010 you recorded 61.4 million of equity in net income of investment funds accounted for using the equity method and the net income of the investment funds was $511.8 million, whereas in 2008 you recorded $178.6 million of equity in net loss of investment funds accounted for using the equity method and the net loss of the investment funds was $350 million.

The Company’s equity in net income (loss) of investment funds accounted for using the equity method in comparison to the net income (loss) of the investment funds shown in Note 7 was disproportionately high in 2008 in comparison to 2010 and 2009 because of timing differences in (i) the lag used in recording the Company’s share of the financial results of the investment funds in the Company’s financial statements as described below versus (ii) the financial information of the investment funds presented in Note 7 which is shown for the nine months ended and as at September 30th (the latest period of financial information available at the time of filing the Form 10-K). In general, such investments are recorded in the Company’s financial statements on a one month lag with some investments reported for on a three month lag based on the availability of reports from the investment funds. Reports can include basic data elements such as net asset values (NAVs). In contrast, the summarized financial information provided in Note 7, which is required under Rule 4-08(g) of Regulation S-X, is only available on a quarterly basis. This timing difference became significantly amplified by the unprecedented financial events in the 2008 fourth quarter and resultant declines in market values of financial instruments held by the Company’s investment funds. Of the $178.6 million of equity in net loss recorded for 2008, $174.1 million was recorded by the Company in the 2008 fourth quarter and substantially reflected market declines in the investment funds from October to November. These declines were not reflected in the summarized financial information presented in Note 7. This difference, while unavoidable, led to a lower level of comparability for 2008. As the markets stabilized for 2009 and 2010, the equity in net income (loss) results presented for such periods more reasonably approximated our share of the underlying investment funds.

11. Income Taxes, page 83

2.              Please provide us proposed disclosure to be included in future periodic filings to present your income before income tax expense for domestic and foreign operations. Refer to Rule 4-08(h) of Regulation S-X.

The Company intends to revise its 2011 Form 10-K disclosures to incorporate the additional information requested. For illustrative purposes, the Company has added the following table to its 2010 Form 10-K disclosure:

The Company’s income before income taxes was earned in the following jurisdictions:

	Years Ended December 31,
	2010	2009	2008

Income Before Income Taxes:
Bermuda	$823,005	$810,909	$254,184
United States	23,202	82,306	56,048
Other	4,249	4,438	(5,727)
Total	850,456	897,653	304,505

3.              Please provide us proposed disclosure to be included in future periodic filings that describes how the expected income tax expense computed on pre-tax income at weighted average income tax rate was derived and what countries it relates to. Please also discuss in this proposed disclosure the reasons why your effective tax rate in each fiscal year is significantly low, given that the majority of your net premiums written by underwriting location were not in Bermuda.

The Company’s mix of income before income taxes by jurisdiction (as indicated in the table above in response to Comment 2) combined with non-U.S. earnings being taxed at rates lower than in the U.S. contribute to the Company’s low effective tax rate. The Company intends to revise its 2011 Form 10-K disclosures to include (i) a description of how the expected income tax expense computed on pre-tax income at the weighted average rate was derived by including a list of the countries in which the Company operates and their applicable statutory tax rate and (ii) the table of income before income taxes by jurisdiction noted above in response to Comment 2. For illustrative purposes, the Company has adjusted its 2010 Form 10-K disclosure as follows (revised disclosures are underlined):

The expected tax provision computed on pre-tax income at the weighted average tax rate has been calculated as the sum of the pre-tax income in each jurisdiction multiplied by that jurisdiction’s applicable statutory tax rate. The statutory tax rates by jurisdiction were as follows: Bermuda (0%), United States (35%), United Kingdom (28%), Ireland (12.5%), Denmark (25%) and the Netherlands (23.5%). A reconciliation of the difference between the provision for income taxes and the expected tax provision at the weighted average tax rate follows:

	Years Ended December 31,
	2010	2009	2008

Expected income tax expense computed on pre-tax income at weighted average income tax rate	$10,155	$31,162	$19,854
Addition (reduction) in income tax expense (benefit) resulting from:
Tax-exempt investment income	(8,281)	(8,911)	(11,403)
Meals and entertainment	657	462	641
State taxes, net of U.S. federal tax benefit	402	506	536
U.S. operations’ foreign taxes, net of U.S. federal tax benefit	(253)	(983)	2,133
Reorganization of foreign branch	—	—	589
Prior year adjustment	677	(1,992)	253
Non deductible foreign exchange losses	1,067	—	—
Changes in applicable tax rate	1,469	—	—
Dividend withholding tax	718	—	—
Other	1,257	464	936
Income tax expense	$7,868	$20,708	$13,539